Contact

www.linkedin.com/in/denis-lussault-40691946 (LinkedIn)

Top Skills

Go-to-Market Strategy
Product market fit
Product Management

Languages

Français (Native or Bilingual)
Anglais (Native or Bilingual)
Espagnol (Professional Working)

Denis Lussault

Chief Product Officer and Cofounder at Kadeya | Startup Advisor | MIT Sloan Alum

Greater Boston

Summary

Global leader with over 20 years of experience in Operations and Product for high-growth technology startups, in the warehouse automation and climate tech sectors.
Proven track record in scaling organizations from Series A to IPO, implementing innovative business models, managing full P&Ls, driving product-market fit and product development.
Data-driven leadership focused on team collaboration and customer satisfaction.

Experience

Kadeya

Chief Product Officer

March 2023 - Present (2 years 9 months)

Greater Boston

Kadeya is a Seed stage robotic startup building closed loop vending machines that eliminate single use plastic bottles in the workplace. This is Robotics for good.
I am in charge of Product Strategy & Development:
- Collaborated with the Business team to define Product Strategy, Product-Market Fit, identify the Beachhead Market, and establish the Ideal Customer profile
- Established Product Roadmap and Budget for upcoming fundraising
- Developed the pilots with first customers and built the world first closed loop vending machine with zero plastic bottles

Indépendant

Executive Consultant for tech startups

December 2022 - Present (3 years)

Greater Boston

Fractional executive for several startups, focusing on corporate strategy, fund raising, product market fit, go-to-market strategy and operations scaling.

Clients: Kadeya.com, Hosta.ai, Lexingtonbiomedical.com, Node Robotics and gothrottleup.com

Vecna Robotics
Chief Customer Operations Officer
May 2020 - December 2022 (2 years 8 months)
Greater Boston

Led Manufacturing, Deployment, Customer Success and Customer Support. Turned from a research organization to a world-class commercial product organization.

Balyo
7 years 1 month

Vice President, Americas
September 2015 - May 2020 (4 years 9 months)
Greater Boston Area

Founded the US business. Managed P&L. Built partnership distribution all over the country, developed Contract Manufacturing and hired a 20 people multi disciplinary team. Grew the business up to $3 millions annual revenue. Contributed to Series B and IPO.

Director of Customer Operations
May 2013 - September 2015 (2 years 5 months)
Paris

Led the Deployment and Support teams. Built those disciplines from scratch as the company was just Series A funded.

ALMA CARBOVAC
Project Director
June 2010 - April 2013 (2 years 11 months)
Paris

Alma is a family-owned company providing equipments for OII&Gas distribution.
Increased business unit revenue by 25% and profit by 20% on a €3 millions P&L, leading 20 people in Design, Project and Installation Teams

Renault-Nissan-Mitsubishi
9 years

Embedded software team manager for Gasoline, Automatic Transmission and Electrical vehicle
January 2009 - June 2010 (1 year 6 months)

Injection system project leader for Diesel engines
2005 - 2009 (4 years)
Région de Paris, France

Deputy System project leader for diesel engines
2001 - 2005 (4 years)
Région de Paris, France

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Education

Massachusetts Institute of Technology - Sloan School of Management
Executive MBA, Business · (2018 - 2020)

Ecole nationale supérieure d'Arts et Métiers / ENSAM
Master's degree in Engineering · (1996 - 2001)